Safe Spaces, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Safe Spaces, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 26, 2022
Vincenzo Mongio

SAFE SPACES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2021	**2020**
Assets		
Current assets:		
Cash and cash equivalents	2,296	30,065
Inventory	50,000	-
Prepaids and other current assets	11,218	939
Total current assets	63,514	31,004
Property and equipment, net	49,976	-
Deposits	11,218	-
Total assets	124,708	31,004
Liabilities And Members' Equity		
Current liabilities		
Accounts Payable	268,760	4,237
Accrued Expense	63,499	-
Loans Payable	633,526	116,694
Loans Payable - Related Party	350,000	-
Total liabilities	1,315,785	120,931
Members' Equity	(1,191,078)	(89,927)
Total liabilities and members' equity	124,707	31,004

See accompanying notes, which are an integral part of these financial statements.

SAFE SPACES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Net revenue	$ 4,943,466	$ 1,470,879
Cost of net revenue	2,752,409	758,875
Gross profit	2,191,057	712,004
Operating expenses:		
General and administrative	758,050	430,574
Sales and marketing	2,458,191	267,755
Total operating expenses	3,216,241	698,329
Income (loss) from operations	(1,025,184)	13,675
Other income (expense):		
Interest expense	(180,045)	(984)
Other income	243,095	3,500
Total other income (expense), net	63,050	2,516
Net income (loss)	$ (962,134)	$ 16,191

See accompanying notes, which are an integral part of these financial statements.

SAFE SPACES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Total Members' Equity
Balances at December 31, 2019	$ (37,540)
Distributions	(68,578)
Net income	16,191
Balances at December 31, 2020	(89,927)
Distributions	(139,017)
Net loss	(962,134)
Balances at December 31, 2021	$ (1,191,078)

See accompanying notes, which are an integral part of these financial statements.

SAFE SPACES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:		
Net income (loss)	$ (962,134)	$ 16,191
Amortization of loan fees	66,984	-
Depreciation	11,067	47,189
Changes in operating assets and liabilities:		
Inventory	(50,000)	-
Prepaids and other current assets	(10,279)	(939)
Accounts payable	264,522	4,237
Accrued expenses	63,499	-
Net cash provided by (used in) operating activities	(616,340)	66,678
Cash flows from investing activities:		
Purchase of property and equipment	(61,044)	(47,189)
Deposits	(11,218)	-
Net cash used in investing activities	(72,261)	(47,189)
Cash flows from financing activities:		
Net proceeds from loans	799,849	78,194
Distributions	(139,017)	(68,578)
Net cash provided by financing activities	660,832	9,615
Net change in cash and cash equivalents	(27,769)	29,105
Cash and cash equivalents at beginning of year	30,065	960
Cash and cash equivalents at end of year	$ 2,296	$ 30,065
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

SAFE SPACES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Safe Spaces, Inc. (the "Company") is a corporation formed on March 31st, 2022 in the state of Delaware. The Company's headquarters are located in Austin, Texas.

The Company has historically operated as Wunderkeks, LLC, a Texas limited liability company, which was formed on August 14th, 2018. In 2022, The Company acquired 95% ownership in Wunderkeks. Safe Spaces and Wunderkeks are operated and controlled by related parties, and are therefore considered as one entity for the purposes of financial reporting.

The Company sells various cookies and other bakery products via its e-commerce platform.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $962,134 during 2021 and has cash of $2,296 at December 31, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

The historical results as of and for the years ended December 31, 2021 and 2020 pertain to Wunderkeks LLC, the predecessor operating entity of the Company. There were no transactions for Safe Spaces for the years ended December 31, 2021 or 2020.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Wunderkeks, LLC. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management

believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2021 or 2020.

Revenue Recognition

The Company adopted ASU 2014-09*, Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;

- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue primarily from e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues

Cost of net revenues consist of the costs of inventory sold, other direct material costs, inbound and outbound freight, packaging materials and production labor costs.

Sales and Marketing

Sales and marketing expenses includes marketing and advertising costs, which are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, merchant processing fees, rent, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as

of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of machinery and equipment. Depreciation expense was $11,067 and $47,189 for the years ended December 31, 2021 and 2020.

5. LOAN PAYABLE

The Company enters into various short-term merchant advances as part of their e-commerce operations. During the years ended December 31, 2021 and 2020, the Company received net proceeds of $799,849 and $78,194. The Company incurred funding fees, which are included as interest expense, of $180,045 and $984 in 2021 and 2020. As of December 31, 2021, the outstanding loans, net of the unamortized loan fees of $116,116, was $983,526, $350k of which is a related party loan. See below.

Related Party Loans - In November 2021 the company entered into a loan agreement with a stockholder for $350k, at a 6% interest rate. Monthly payments are not required, the loan is to be formalized into a convertible note.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$ 497,000
2023	$ 182,575
2024	-
2025	-
2026	-
Thereafter	-

6. MEMBERS' EQUITY

During the years ended December 31, 2021 and 2020, member distributions totaled $139,017 and $68,578, respectively.

The Company has authorized 14,000,0000 of common shares with a par value of $0.00001 per share. 10,000 shares were issued and outstanding as of June 30th, 2022

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 of preferred shares with a par value of $0.00001 per share. No preferred shares have been issued.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has an operating lease at its headquarters in Austin, Texas. Monthly base rent is approximately $9,000. Rent expense for the years ended December 31, 2021 and 2020 were $118,389 and $50,165, respectively.

5,000 per month and the Company is subject to future revenue share arrangements if it meets a certain revenue threshold.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 29th, 2022, the date the financial statements were available to be issued. The Company received additional proceeds of $225,000 from the same related party mentioned in Note 5 at the same terms.